SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated February 11, 2008 with the report for the six-month period ended on December 31, 2007 and December 31, 2006, filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated February 11, 2008, the Company filed the report for the six-month period ended on December 31, 2007 and December 31, 2006, as requested by Section 63 of the Bolsa de Comercio de Buenos Aires’ rules. The result of such six-month period reflects:

IRSA Inversiones y Representaciones Sociedad Anónima

December 31, 2007 and 2006

1. Period Results

(six-month period ended on December 31, 2007 and 2006)

	In thousands of Ps.
	12/31/07	12/31/06
Ordinary	5,784	66,120
Extraordinary	—	—
Period Profit	5,784	66,120

2. Net Worth Composition

Subscribed Capital	578,676	448,742
Treasury Shares	—	—
Capital integral adjustment	274,387	274,387
Treasury Shares capital adjustment	—	—
Premium on Shares	793,123	671,308
Legal Reserve	29,631	24,276
Reserve for new projects	193,486	91,744
Retained Earnings	5,784	66,120

Total Net Worth	1,875,087	1,576,577

In accordance with Article o), Section 63 of the above referred rules, the Company informed that as of December 31, 2007, the authorized capital of the Company is Ps.578,676,460. Its share composition is divided into 578,676,460 of registered common shares face value Ps. 1 each, and with one vote each, which are not held by controlling shareholders or groups.

The Company’s principal shareholder is Cresud S.A.C.I.F. y A. with 199,312,028 shares, which represent 34.4% of the issued and outstanding capital.

As of December 31, 2007, without taking into account Cresud´s holding, the amount of 379,364,432 common stock of face value Ps. 1 each and with right to 1 vote each are held by the rest of the shareholders. Such amount of shares represents 65.6% of the issued authorized outstanding capital.

As of December 31, 2007, there are no outstanding warrants or Convertible Notes to acquire the Company’s shares.

Below is an outline of the highlights of this period:

•

Operating results of the business segments appear solid. Revenues for the first six month period of the present fiscal year increased 46% amounting to Ps. 497 millions compared with the same period of the fiscal year 2007, while operating results increased in 35.5% amounting to 141.9 millions. EBITDA increased 37% amounting to Ps. 200 millions. Considering the rent segments (Shopping Centers, Office and Hotels) alone, EBITDA margins have improved, comparing the first six month of the present fiscal year with the first six month period of fiscal year 2007 and the last quarter with the first quarter of present fiscal year 2008.

•

Participation of the different segments in net revenues was as follows: sales and developments Ps. 63.0 million; offices and other lease properties Ps. 44.8 million; shopping centers Ps. 172.6 million; hotels Ps. 76.0 million; credit cards Ps. 139.9 million; and financial transactions and other Ps. 0.3 million.

•

The shopping center business, in which the Company experienced an excellent performance, continues to grow in surface: besides the works in progress, the Company entered into an agreement for the purchase of a shopping center known as “Soleil Factory”, located in San Isidro, Province of Buenos Aires, which will be executed when certain conditions are met.

•

In the Sales and Development segment the Company intends to launch in the next months the first development through its association with Cyrela Brazil Realty. In the present period, the Company sold its rights over the future development of Torre Renoir II, registering an earning of US$ 4.7 million.

•

In respect to the Company’s land reserves, in November 2007 the Executive Branch of the City of Buenos Aires approved the project as suggested by the Urban Planning Council (Consejo de Planificación Urbana - “COPUA”). The Company is currently evaluating the next steps to take regarding the definition and implementation of the project.

•	The Company has finished the expansion works in the Llao Llao Hotel, which were opened to the public at late December, 2007.

•

During the second quarter of the present fiscal year, the Company’s affiliate Banco Hipotecario partially offset the negative results of the first quarter, which were attributable to extraordinary issues, such as differences in the valuation of the holding of certain financial assets in portfolio at a minor market value. Business indicators continue to appear solids.

•

As of November 14, 2007, holders of convertible notes and warrants had converted and exercised, respectively, a significant amount of them, increasing the Company’s total outstanding stock to 578,676,460. As result, there are no outstanding convertible notes or warrants to acquire the Company’s shares. In addition, during the present period, the Company cancelled other obligations and loans for up to US$ 40 million. After the end of the period, Fitch Rating improved the Company’s international debt rating from level B to B +, and the national debt rating from A- to AA-.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: February 11, 2008